Exhibit 99.136

[LOGO] LAKE SHORE GOLD CORP.	181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416.703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD ANNOUNCES MAJOR EXTENSIONS TO TIMMINS MINE
MINERALIZATION, THUNDER CREEK RUSK HORIZON

•                 TG08-178f intersects 8.11 gpt over 6.00 metres, including 15.92 gpt over 2.50 metres, extends Timmins Mine mineralization within newly emerging fold nose at depth 130 metres down plunge and 100 metres to the west of previous limit for drilling.

•                 TG08-178f intersects Rusk Horizon in Timmins Mine area, Rusk Horizon extended to 1,700 metre vertical depth, 700 metres below previous deepest intersection.

•                 TG09-181 intersects 7.71 gpt over 2.20 metres, including 13.15 gpt over 1.10 metres, approximately 70 metres above TG08-178f, 100 metres west of the previously defined Timmins Mine mineralization.

•                 TG05-74f intersects 6.21 gpt over 10.10 metres and TG05-74e intersects 7.16 gpt over 2.50 metres, highlight potential to add new resources between 875 metre and 1,200 metre levels at Timmins Mine.

Toronto, Ontario (February 18, 2010) - Lake Shore Gold Corp. (LSG-TSX) (“Lake Shore Gold” or the “Company”) today announced results from 1 hole (1,572 metres) and 9 wedge holes (6,382 metres) from surface drilling conducted on the Timmins Mine property. The most significant results were from TG08-178f which intersected 8.11 gpt over 6.00 metres, including 15.92 gpt over 2.50 metres, approximately 130 metres down plunge and 100 metres to the west of the previously defined Timmins Mine mineralization at a 1,330 metre vertical depth (1,485 metres down plunge). The intersection occurs in strongly deformed mafic volcanic rocks containing ankerite-albite alyeration and 2-5% sulphides (Footwall style mineralization). TG08-178f is interpreted to have passed through the top of a newly emerging fold nose located to the north of the main or South ultramafic fold nose which controls the bulk of mineralization at the Timmins Mine, including the mineralization currently being drilled and developed on the 650 Level.

TG09-181 passed 100 metres west of previous drilling and approximately 70 metres above TG08-178f and the newly emerging fold nose and returned an intersection of 7.71 gpt over 2.20 metres, including 13.15 gpt over 1.10 metres and 7.54 gpt over 1.95 metres within the main or South ultramafic fold nose. This intersection occurred in altered proxenite with quartz-tourmaline veining and 5-10% sulphides (Ultramafic Zone style mineralization). The development of multiple plunging fold structures that host mineralization as illustrated by the newly emerging North and South folds present a structurally complex setting favorable for gold mineralization that remains open down plunge.

TG08-178f was extended below the Timmins Mine to test the projection of the Thunder Creek Rusk Horizon. The hole intersected an 18 metre interval of moderately sheared and hydrothermally altered ultramafic rock at the same contact with sedimentary rocks which correlates with the Rusk Zone Horizon. The Rusk Horizon was intersected 1,700 metres vertically below surface and 700 metres vertically below the last known intersection in previously released Hole TC09-73 (see press release dated August 25, 2009 for more information). The hole also intersected a small lens of porphyry similar to those found north of the better mineralized portions of the Rusk zone on higher elevations. This geological setting is considered highly favourable for additional gold mineralization.

Holes TG05-74f and 74e were infill holes, targeting gaps in the Timmins Mine resource between the 875 metre and 1,200 metre levels near section 4550E. The best results include 6.21 gpt over 10.10 metres in TG05-74f and 7.16 gpt over 2.50 metres in TG05-74e, both in the North Ultramaic fold structure. The holes confirm vertical continuity and extensions to the Ultramfic Zone up to 45 metres below TG05-74c, which intersected 7.87 gpt over 33.60 metres in 2005. These intersections occur in gaps in the existing resource and show the potential to add new resources within this area between the 875 metre and 1,200 metre levels.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “Today’s drill results are extremely encouraging for the potential of our Timmins West Gold Mine Complex. Hole TG08-178f demonstrates that gold mineralization at Timmins Mine extends to a vertical depth of 1,330 metres below surface (1,485 metres down plunge) and 100 metres to the west of the current resource boundary, which greatly expands the possibility to add new resources. This hole also substantially extends the depth potential of the Thunder Creek Rusk Horizon to at least 1,700 metres vertically, an extension of 700 metres below previous drilling. In addition, holes TG05-74f and 74e highlight the potential to locate additional resources in areas above the 1,200 metre level at Timmins Mine.”

Drilling at Timmins Mine is continuing with one surface drill rig which will complete a series of wedge holes from TG08-178f to explore for additional resources at Timmins Mine and for further extensions of the Rusk and Porphyry zones at Thunder Creek. To compliment planned drilling, the Company is currently preparing for a downhole geophysical survey to assist in detailed targeting of the Rusk Zone horizon, porphyries and gold mineralization.

Quality Control

The Company’s Qualified Person (“QP”) for surface drilling for the Timmins Mine property is Pat Pope, P.Geo. As QP, he has prepared or supervised the preparation of the scientific or technical information for the properties and has verified the data disclosed in this press release. Mr. Pope is an employee of Lake Shore Gold.

Lake Shore Gold has implemented a quality-control program to ensure best practice in the sampling and analysis of the drill core. Assays have been completed using a standard fire assay with a 30-gram aliquot. For samples that return a value greater than three grams per tonne gold, another pulp is taken and fire assayed with a gravimetric finish. Select mineralized zones or zones with visible gold are tested by pulp metallic analysis. NQ size drill core is saw cut and half the drill core is sampled in standard intervals. The remaining half of the core is stored in a secure location. The drill core is transported in security-sealed bags for preparation at ALS Chemex Prep Lab located in Timmins, Ontario, and the pulps shipped to ALS Chemex Assay Laboratory in Vancouver, B.C. ALS Chemex is an ISO 9001-2000 registered laboratory preparing for ISO 17025 certification.

About Lake Shore Gold Corp.

Lake Shore Gold is a rapidly growing mining company with large land positions on the west and east sides of the Timmins Gold Camp. The Company is carrying out an underground advanced exploration program at its 100%-owned Timmins Mine project, where it has both a shaft and a ramp, and is currently commencing advanced exploration work at the adjacent Thunder Creek property. The Bell Creek Mill, located on the east side of Timmins, has been refurbished to a capacity of 1,500 tonnes per day. The Company is also making progress with an underground advanced exploration program at its Bell Creek Complex, including the Bell Creek Mine, Schumacher and Vogel properties, which is moving forward to become the Company’s second mining operation in the Timmins Camp. The Company continues to invest aggressively in exploration primarily in Timmins and in select other areas of Northern Ontario and Quebec, and owns a large land position in Mexico. The Company’s common shares trade on the TSX under the symbol LSG.

Forward-looking Statements

Certain statements in this press release relating to the Company’s exploration activities, project expenditures and business plans are “forward-looking statements” within the meaning of securities legislation. The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in Lake Shore Gold’s most recent Annual Information Form and other regulatory filings which are posted on sedar at www.sedar.com.

There is no guarantee that drill results reported in this news release will lead to the identification of a deposit that can be mined economically, and further work is required to identify a reserve or resource.

FOR FURTHER INFORMATION PLEASE CONTACT:
Tony Makuch
President & CEO
Lake Shore Gold
(416) 703-6298
Email: info@lsgold.com

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold
(416) 703-6298
Email: info@lsgold.com
Website: www.lsgold.com

Timmins Mine - Significant New Assay Results from Surface Drilling

Hole		From	To	Interval	UNCUT
Number	Section	(m)	(m)	(m)	gpt Au	Comments
TG05-74e	4575E	945.80	946.30	0.50	4.79	Footwall Zone
		1051.20	1051.70	0.50	6.83	Footwall Zone
		1065.50	1073.20	7.70	2.92	North Ultramafic Zone
includes		1065.50	1068.00	2.50	7.16
		1125.20	1125.75	0.55	11.55	Deep Sediment Zone, VG
TG05-74f	4550E	996.30	997.20	0.90	11.39	Footwall Zone
		1050.75	1051.20	0.45	6.39	Footwall Zone
		1067.05	1085.10	18.05	3.93	North Ultramafic Zone, VG
includes		1067.05	1077.15	10.10	6.21
		1101.65	1102.00	0.35	8.63	North Ultramafic Zone
		1114.75	1128.80	14.05	1.54	Deep Sediment Zone
includes		1121.50	1122.40	0.90	6.45
TG06-75p	4400E	1306.50	1307.00	0.50	6.34	Deep Sediment Zone
TG08-178c	4275E	1448.30	1449.45	1.15	3.03	North Ultramafic Zone, VG
includes		1449.00	1449.45	0.45	6.12
		1451.50	1452.00	0.5	4.47	North Ultramafic Zone
		1469.00	1469.40	0.4	7.60	North Ultramafic Zone
TG08-178e	4300E	1440.50	1445.00	4.50	2.79	North Ultramafic Zone
includes		1441.85	1442.50	0.65	10.15
		1464.50	1465.00	0.50	9.44	North Ultramafic Zone, VG
TG08-178f	4250E	1490.50	1496.50	6.00	8.11	Footwall Zone
includes		1491.50	1494.00	2.50	15.92
TG09-181	4250E	1473.30	1475.50	2.20	7.71	Upper Ultramafic Zone
includes		1474.40	1475.50	1.10	13.15
		1484.55	1486.50	1.95	7.54	Upper Ultramafic Zone
includes		1484.55	1485.50	0.95	11.71

Notes:

1) TC08-178d abandoned at 1404m above Ultramafic Zone with no significant results

2) TG05-74d abandoned at 899m due to excessive deviation.

3) TG08-178b drilled under the plunge of the Ultramafic Zone and returned no significant values.

4) Due to uncertainties in zone orientations, true widths are not known at this time.

5) Assays reported are uncut.

Figure 1. 3D View of Timmins Mine

525 Level
650 Level
1200 Level
Timmins Mine
TG05-74e
7.16 g/t /2.50m
6.83 g/t /0.50m
TG05-74f
11.39 g/t /0.90m
TG05-74f
6.21 g/t /10.10m
TG05-74e
TG05-74f
TG09-181
7.71 g/t /2.20m
incl. 13.15 g/t /1.10m
7.54 g/t 1.95m
Hole 100m West of resource
TG08-178f
8.11 g/t /6.00m
incl. 15.92 g/t /2.50m
TG09-181
TG08-178f
3d view tw deep.cdr

Figure 2. Timmins Mine and Thunder Creek

Thunder Creek
Timmins Mine
TC07-36
24.61g/t/7.00m
TC09-69
8.86g/t/24.85m
incl 19.55/6.00
TC09-69b
11.24g/t /18.35m
incl 17.17/10.50
Incl 31.67/4.30
TC09-69a
7.79g/t/19.45m
Incl 9.88/6.90
and 11.44/6.00
TC09-68b
12.75g/t/83.40m
Incl. 24.68/13.0
and 26.78/8.5
and 38.22/11.0
TC09-73c
10.22g/t/5.00m
TC09-80
13.45g/t /6.40m
6.89 g/t/7.65m
TC09-79
2.99g/t/7.70m
incl 7.69/1.90
incl 22.00/0.50
TG09-181
7.71 g/t /2.20m
incl. 13.15 g/t /1.10m
7.54 g/t 1.95m
TG08-178f
8.11 g/t /6.00m
incl 15.92/2.50

Figure 3. Plan View

N
TIMMINS MINE PROPERTY
TG08-178b,c,d,e,f
TG06-75p
TG09-181
TG05-74d,e,74f
Bristol Fault
Timmins Mine Shaft
Timmins Mine Deposit
Thunder Creek
Timmins Mine Ramp
101
Hydro Line
Thunder Creek Deposit
144
THUNDER CREEK PROPERTY
Legend
Current LSG Drill Hole Collar
Property Outline
Geology Interpretation
Ultramafic Volcanic
Felsic Intrusive
Diabase Dyke
Mafic Volcanic
Sedimentary
Ultramafic Intrusive
Mineralized Corridor (Rusk)
0
500
1,000
Meters
LAKE SHORE GOLD CORP.
PLAN VIEW
TIMMINS MINE / THUNDER CREEK PROPERTIES
Date: January, 2010
File: west_timmins_tcreek_letter_press_jan_2010.mxd